UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Merger of Fibrasil Infraestrutura e Fibra Ótica S.A.

TELEFÔNICA BRASIL S.A. (B3: VIVT3; NYSE: VIV) (“Company”), pursuant to and for the purposes of article 157, paragraph 4 of Law No. 6,404, dated as of December 15, 1976 (“Brazilian Corporation Law”), CVM Resolution No. 44, dated August 23, 2021, and CVM Resolution No. 78, dated March as of 29, 2022 (“RCVM 78”), informs its shareholders and the market in general that its Board of Directors approved on the date hereof the proposed merger by the Company of Fibrasil Infraestrutura e Fibra Ótica S.A. (“Fibrasil” or “Acquired Company”), its wholly-owned subsidiary, with subsequent dissolution of the Acquired Company and its universal succession by the Company (“Merger”), under the “Protocol and Justification of Merger of Fibrasil Infraestrutura e Fibra Ótica S.A. into Telefônica Brasil S.A.”, entered into on the date hereof (“Protocol and Justification”), as well as the call notice of the Company’s Extraordinary Shareholders’ Meeting to be held on July 31, 2026, as the Meeting Manual and Management Proposal disclosed on the date hereof.

In compliance with article 3 of RCVM 78, the main terms and conditions of the Merger are the following:

1. Identification of the companies involved in the transaction and summary description of the activities performed by them

Telefônica Brasil S.A. - Acquiring Company. The Company is a publicly held corporation, with head office in the City of São Paulo, State of São Paulo, at Avenida Engenheiro Luis Carlos Berrini, nº 1.376, Cidade Monções, CEP 04.571-936, enrolled with CNPJ under No. 02.558.157/0001-62, with NIRE 35.3.0015881-4, registered before CVM as a category “A” publicly held company under code No. 01767-1, with common shares listed on B3 – Brasil, Bolsa, Balcão (“B3”) and on New York Stock Exchange – NYSE, through the trading of American Depositary Receipts (ADRs). The Company’s main corporate purpose is the provision of communication and telecommunication services, as well as the development of any and all activities necessary or useful to provide these services, including lease, sharing, and assignment of infrastructure.

Fibrasil Infraestrutura e Fibra Ótica S.A. - Acquired Company. Fibrasil is a privately held corporation, with head office in the City of São Paulo, State of São Paulo, at Alameda Santos, nº 647, 14º andar, conjunto 141, Cerqueira César, CEP 01.419-901, enrolled with CNPJ under No. 36.619.747/0001-70, with NIRE 35.300.550.439, and whose main corporate purpose is the provision of telecommunication services, including the provision of wholesale neutral fiber-optic network infrastructure. The Company has been holding the entire share capital of Fibrasil since May 18, 2026, as per the Communication to the Market published on said date.

2. Description and purpose of the transaction

The proposed transaction consists of merger into the Company, effective as of August 1, 2026, of Fibrasil’s shareholders’ equity, at its book value in the amount of eight hundred twelve million, six hundred thirteen thousand, eight hundred forty-four reais and twenty-eight cents (R$812,613,844.28), pursuant to article 227 of the Brazilian Corporation Law, upon the cancellation of the shares issued by Fibrasil and its consequent dissolution, pursuant to article 226, paragraph 1 of the Brazilian Corporation Law, and its succession by the Company, on a universal basis and without interruption, of all its assets and liabilities, rights and obligations, of any kind, whether or not equity related.

Considering that all shares issued by Fibrasil are fully held by the Company, the Merger shall not result in: (i) increase of the Company’s share capital (ii) issuance of new shares by the Company; or (iii) any change to the Company’s shareholding structure; therefore, there is no share exchange ratio.

The Merger is consistent with the Company’s strategy of optimizing the management of its telecommunication infrastructure assets and growth in the fiber market, promoting (i) simplification of the corporate structure; (ii) quicker decision-making process; (iii) operational and administrative optimization; and (iv) reduction of costs and ancillary obligations related to the maintenance of different entities.

3. Main benefits, costs, and risks of the transaction

The Merger shall promote (i) simplification of the corporate structure; (ii) quicker decision-making process; (iii) operational and administrative optimization; and (iv) reduction of costs and ancillary obligations related to the maintenance of different entities. Additionally, considering that Fibrasil is fully owned by the Company, the Merger does not involve relevant costs or additional risks to the Company.

4. Shares Exchange Ratio

Not applicable, since there are no minority shareholders in Fibrasil’s share capital and no new shares shall be issued by the Company.

5. Criteria to fix the exchange ratio

Not applicable, since there shall be no share exchange ratio.

6. Main assets and liabilities that will form each portion of the equity in the event of spin-off

Not applicable, as it is a merger transaction.

7. If the transaction has been or will be submitted to the approval of Brazilian or foreign authorities

The Merger is not subject to prior consent or prior or subsequent notice to Brazilian or foreign authorities.

8. In transactions involving parent companies, subsidiaries, or companies under common control, the share exchange ratio calculated according to article 264 of Law No. 6,404 of 1976

Not applicable, since Fibrasil is a wholly-owned subsidiary of the Company and there will be no share exchange ratio, as clarified in item 4 above.

9. Applicability of the right of withdrawal and reimbursement amount

Dissent and exercise of the shareholders’ right of dissent, as provided for in articles 136, IV, and 137, head provision of the Brazilian Corporation Law, shall not apply, since the Company is the sole shareholder of Fibrasil.

10. Other relevant information

In compliance with the regulations in force, the documents related to the Merger, including the Meeting Manual and Management Proposal and the Protocol and Justification are available to the shareholders at the Company’s head office and on the online pages of the Company (ri.telefonica.com.br), of CVM (www.gov.br/cvm), and of B3 (www.b3.com.br), and may be checked as set forth in the applicable regulations.

The Company’s managers shall keep its shareholders and the market in general informed regarding the progress of the Merger.

São Paulo, June 16, 2026.

Rodrigo Rossi Monari

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 16, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director